The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-209421 and 333-226200

SUBJECT TO COMPLETION, DATED APRIL 1, 2019

Prospectus Supplement To Prospectus dated November 19, 2018

United Mexican States

€                 % Global Notes due

The notes will mature on                      (the “notes”). Mexico will pay interest on the notes on                           of each year, commencing                          , 2019. Mexico may redeem the notes, in whole or in part, before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 19 of the accompanying prospectus dated November 19, 2018, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public (1)		Underwriting Discount		Proceeds to Mexico, before expenses(1)
Per note		%		%		%
Total for the notes	€		€		€

(1)	Plus accrued interest, if any, from April , 2019 to the date of settlement, which is expected to be April , 2019.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about April     , 2019.

Joint Bookrunners

Deutsche Bank	J.P. Morgan	Santander	UBS Investment Bank

April     , 2019

Prospectus Supplement

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated November 19, 2018, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

In connection with the issue of the notes, Deutsche Bank AG, London Branch (the “Stabilizing Manager”) (or persons acting on behalf of the Stabilizing Manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. There is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time but must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or overallotment must be conducted by the Stabilizing Manager (or persons acting on behalf of any Stabilizing Manager) in accordance with all applicable laws and rules.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €                 , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €                . Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness is currently rated investment grade by the three leading rating agencies. Fitch has had a negative outlook since October 2018, while S&P has had a negative outlook since March 2019 and Moody’s has a stable outlook.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors affecting credit risk that are outside the control of Mexico.

There can be no assurances that such credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	€

Issue Price	%, plus accrued interest, if any, from April , 2019

Issue Date	April , 2019

Maturity Date

Specified Currency	Euro (€)

Authorized Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Form

Registered; Book-Entry

The notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate	% per annum, accruing from April , 2019

Interest Payment Date	Annually on of each year, commencing on

Regular Record Date	of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus          basis points over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price (as defined below) for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means each of Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Banco Santander, S.A. and UBS AG London Branch or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	Deutsche Bank AG, London Branch J.P. Morgan Securities plc Banco Santander, S.A. UBS AG London Branch

Stabilizing Manager	Deutsche Bank AG, London Branch

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

ISIN:

Common Code:

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Further Issues	Mexico may from time to time, without the consent of holders of the notes, create and issue notes having the same terms and conditions as the notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of the series.

Payment of Principal and Interest

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 19 of the accompanying prospectus dated November 19, 2018.

Stabilization	In connection with issues of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the notes

The notes will:

•	be issued on or about April , 2019 in an aggregate principal amount of € ;

•	mature on ;

•	bear interest at a rate of % per year, commencing on April , 2019 and ending on the maturity date. Interest on the notes will be payable annually on of each year, commencing on ;

•	pay interest to the persons in whose names the notes are registered at the close of business on preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•

be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities—Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The following table provides the distribution of congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Regeneration Movement Party	59	46.1%	259	51.8%
National Action Party	24	18.8%	78	15.6%
Institutional Revolutionary Party	14	10.9%	47	9.4%
Citizen Movement Party	8	6.3%	28	5.6%
Labor Party	6	4.7%	28	5.6%
Ecological Green Party of Mexico	6	4.7%	11	2.2%
Social Encounter Party	5	3.9%	29	5.8%
Democratic Revolution Party	5	3.9%	11	2.2%
Unaffiliated	1	0.8%	9	1.8%

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1) As of March 29, 2019. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

Public Officials

On February 13, 2019, the Second Chamber of the Supreme Court ruled in favor of maintaining the suspension granted on December 7, 2018 against the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law), which initially went into effect on November 6, 2018 with the purpose of regulating the salaries of federal public officials. As a result, this law remains suspended until a final determination is reached by the Supreme Court.

Judicial Review

In its first ever general declaration of unconstitutionality, on February 14, 2019 the Supreme Court struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

Anti-Money Laundering

On March 1, 2019 the Unidad de Inteligencia Financiera (Financial Intelligence Unit or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City signed an agreement to exchange information to combat money laundering and the financing of terrorism. This agreement will allow for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

Anti-Corruption

On March 14, 2019 a reform to Articles 22 and 73 of the Constitution was published in the Diario Oficial de la Federación (Official Gazette). This reform is intended, among other things, to extend the reach of Government extinción de dominio (seizures), which will now be permitted over assets related to a broader list of offenses now including acts of corruption, crimes committed by public officials, organized crime, kidnapping, extortion, human trafficking, crimes relating to hydrocarbons, among others, and for which there is no proof that they were obtained legally.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real gross domestic product (GDP) and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2017	2018(2)
GDP	Ps.18,157.0	Ps. 18,519.1
Add: Imports of goods and services	6,478.1	6,879.6

Total supply of goods and services	24,635.1	25,398.7
Less: Exports of goods and services	6,369.7	6,735.9

Total goods and services available for domestic expenditure	Ps. 18,265.4	Ps. 18,662.8
Allocation of total goods and services:
Private consumption	12,142.3	12,411.6
Public consumption	2,149.7	2,179.3

Total consumption	14,292.0	14,590.8

Total gross fixed investment	3,722.6	3,744.4

Changes in inventory	149.8	164.0

Total domestic expenditures	Ps. 18,164.5	Ps. 18,499.2

Errors and Omissions	100.9	163.6

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	2017	2018(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	35.7%	37.1%

Total supply of goods and services	135.7%	137.1%
Less: Exports of goods and services	35.1%	36.4%

Total goods and services available for domestic expenditures	100.6%	100.8%
Allocation of total goods and services:
Private consumption	66.9%	67.0%
Public consumption	11.8%	11.8%

Total consumption	78.7%	78.8%
Total gross fixed investment	20.5%	20.2%
Changes in inventory	0.8%	0.9%

Total domestic expenditures	100.0%	99.9%

Errors and Omissions	0.6%	0.9%

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	2017(2)		2018(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	578.0	Ps.	591.7
Secondary Activities:
Mining		950.1		897.5
Utilities		267.6		273.2
Construction		1,286.4		1,294.5
Manufacturing		2,885.2		2,932.8
Tertiary Activities:
Wholesale and retail trade		3,153.8		3,252.5
Transportation and warehousing		1,169.8		1,206.2
Information		512.7		543.6
Finance and insurance		840.0		892.5
Real estate, rental and leasing		2,003.3		2,041.5
Professional, scientific and technical services		356.5		361.0
Management of companies and enterprises		102.4		102.0
Support for Business		643.9		676.8
Education services		681.6		682.9
Healthcare and social assistance		381.4		390.9
Arts, entertainment and recreation		77.6		77.7
Accommodation and food services		410.6		414.8
Other services (except public administration)		360.4		356.3
Public administration		702.4		714.8

Gross value added at basic values		17,363.7		17,703.1
Taxes on products, net of subsidies		793.3		816.0

GDP	Ps.	18,157.0	Ps.	18,519.1

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2017(2)	2018(2)
GDP (constant 2013 prices)	2.1%	2.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	3.2%	2.4%
Secondary Activities:
Mining	(8.2)%	(5.5)%
Utilities	(0.4)%	2.1%
Construction	(0.9)%	0.6%
Manufacturing	2.8%	1.7%
Tertiary Activities:
Wholesale and retail trade	3.4%	3.1%
Transportation and warehousing	4.2%	3.1%
Information	8.5%	6.0%
Finance and insurance	5.8%	6.3%
Real estate, rental and leasing	1.6%	1.9%
Professional, scientific and technical services	0.4%	1.3%
Management of companies and enterprises	1.5%	(0.4)%
Administrative support, waste management and remediation services	5.9%	5.1%
Education services	1.2%	0.2%
Healthcare and social assistance	1.3%	2.5%
Arts, entertainment and recreation	2.0%	0.2%
Accommodation and food services	4.1%	1.0%
Other services (except public administration)	(0.2)%	(1.1)%
Public administration	0.2%	1.8%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.0% in real terms during 2018. This reflects slower growth as compared to an increase of 2.1% in 2017, mainly due to low industrial activity throughout the year and a negative trend in investment. In particular, investment was affected by a drop in construction and production of machinery, global economic slowdown and a greater level of uncertainty regarding policies to be implemented by the administration. The decreases in industrial activity and investment were partially offset by an increase in internal demand, which was boosted by increasing consumption of goods and services.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.4% as of December 31, 2018, a 0.3 percentage point increase from the rate registered on December 31, 2017. As of December 31, 2018, the economically active population was 56.0 million individuals.

Principal Sectors of the Economy

Manufacturing

According to Banco de México’s quarterly report for September to December 2018, manufacturing production displayed weak performance in the fourth quarter of 2018, compared to the recovery registered during the first half of 2018. The decline in manufacturing production in the fourth quarter was tied, to a large extent, to the weakness of sectors most directly related to investment, which has continued its declining trend since the end of the first quarter of 2018. During the second half of 2018, manufacturing activity was also affected by the slowdown in external demand, in line with the declining growth of global commerce. In addition, during this period automotive exports to Europe, and to Germany in particular, were affected by new emissions regulations. The decline of manufacturing output in the last quarter of 2018 compared to the previous quarter was especially driven by declines in output in the food industry, the chemical industry, the basic metal industries, the manufacture of metal products and the manufacture of petroleum and coal products.

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Prior Year)(1)

	2017(2)			2018(2)
Food	Ps.	647.7	1.8%	Ps.	659.6	1.8%
Beverage and tobacco products		161.8	1.9%		170.8	5.6%
Textile mills		25.8	(0.8)%		26.3	2.0%
Textile product mills		13.0	(10.8)%		13.8	6.6%
Apparel		59.2	0.5%		59.7	0.8%
Leather and allied products		23.0	(1.3)%		22.6	(1.9)%
Wood products		25.6	4.8%		25.0	(2.1)%
Paper		51.1	2.1%		51.8	1.2%
Printing and related support activities		18.3	(1.7)%		19.7	7.4%
Petroleum and coal products		48.9	(18.4)%		40.6	(16.9)%
Chemicals		244.6	(1.7)%		243.3	(0.5)%
Plastics and rubber products		78.4	3.4%		79.4	1.3%
Nonmetallic mineral products		74.4	2.4%		75.0	0.8%
Primary metals		190.1	1.5%		186.7	(1.8)%
Fabricated metal products		99.5	0.7%		100.8	1.3%
Machinery		127.5	8.3%		129.2	1.4%
Computers and electronic products		244.8	6.8%		253.8	3.7%
Electrical equipment, appliances and components		89.1	1.0%		90.8	1.9%
Transportation equipment		566.1	8.3%		587.5	3.8%
Furniture and related products		30.5	(4.2)%		32.5	6.5%
Miscellaneous		65.8	6.1%		63.9	(2.9)%

Total expansion/contraction	Ps.	2,885.2	2.8%	Ps.	2,932.8	1.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

During the fourth quarter of 2018, overall production of petroleum and coal products experienced a 7.6% decrease as compared to the same period of 2017. Production was affected by natural declines in production at certain of Petróleos Mexicanos’ (PEMEX) fields. In particular, crude oil production experienced a 7.6% decrease, partially due to a decrease in the production of light crude oil and extra light crude oil caused by an increase in the fractional flow of wells at certain of PEMEX’s oil fields and a natural decline in production at mature fields. In contrast, heavy crude oil production increased by 2.3% due to continued platform production and the development of one of PEMEX’s oil fields.

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On February 15, 2019, the Ministry of Finance and Public Credit announced a Programa de Fortalecimiento de Petróleos Mexicanos (Program to Strengthen Petróleos Mexicanos) that includes several measures to improve the financial position of PEMEX with the goal of repositioning it as a strategic asset of Mexico and inducing structural changes in the company. This program consists of (i) a Ps. 25.0 billion capital injection, (ii) a reduction of PEMEX’s tax burden by approximately Ps. 15.0 billion per year, for an anticipated cumulative reduction of Ps. 90.0 billion by the end of 2024, (iii) prepayment of Ps. 35.0 billion under Government obligations related to PEMEX’s pension liabilities and (iv) approximately Ps. 32.0 billion in estimated benefits from lower fuel theft as a result of Government measures. The Government expects to take further measures to support PEMEX’s financial position and to improve its operations and management.

Transportation and Communications

On March 11, 2019, President López Obrador announced that the saturation of the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport or AICM) will be addressed by building two additional runways at the Base Aérea Militar de Santa Lucia (Santa Lucia Air Force Base) located in Zumpango, Estado de Mexico.

In this announcement, the President also emphasized the Government’s priority to complete existing highway infrastructure projects that are in progress and the investment of Ps. 41 billion for these projects, the largest amount allocated to highway projects in the last ten years. Seventy-eight percent of this investment amount has already been subject to public bidding processes and awarded.

For larger public works projects, the President stated that no project would be started without certainty that it will be concluded during the current administration and announced that the Tren Maya (Mayan Train) and the Corredor Transístmico (Transisthmian Corridor) are expected to begin operations by the end of his six-year term.

The Mayan Train will connect the states of Yucatán, Campeche, Quintana Roo, Tabasco and Chiapas and involves 1,500 kilometers of new railway infrastructure for tourists, passengers and cargo. The Mayan Train is expected to have capacity to transport 3 million visitors a year. The estimated investment for the Mayan Train is between Ps. 120 and Ps. 150 billion, and the construction phase is expected to create 300,000 direct jobs.

Once complete, the Transisthmian Corridor will connect Mexico’s coasts on the Pacific Ocean and the Gulf of Mexico and include the expansion of the Salina Cruz and Coatzacoalcos ports and the modernization of the cargo railway infrastructure between them.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2017 Form 18-K.

Table No. 7 – Money Supply

	December 31,
	2017		2018(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,372,884	Ps.	1,494,949
Checking deposits
In domestic currency		1,630,929		1,746,611
In foreign currency		537,826		506,151
Interest-bearing peso deposits		702,744		739,278
Savings and loan deposits		19,635		23,797

Total M1	Ps.	4,264,018	Ps.	4,510,786

M4	Ps.	11,705,849	Ps.	12,285,498

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Inflation

Consumer inflation for 2018 was 4.8%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year and 2.0 percentage points lower than the 6.8% consumer inflation for 2017. This was mainly a combined result of the monetary policy actions implemented by Banco de México, which helped anchor mid- and long-term expectations, as well as lower annual growth rates in energy prices, such as LP gas, gasoline and electricity rates.

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Table No. 8 –Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2017	6.8	4.7
2018	4.8	6.4
2019:
January	4.4	5.0
February	3.9	4.5

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	2018 and 2019 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6

Source: Banco de México.

During 2018, interest rates on 28-day Cetes averaged 7.6%, as compared to 6.7% in 2017. Interest rates on 91-day Cetes averaged 7.8%, as compared to 6.9% in 2017.

For March 28, 2019, the 28-day Cetes rate was 7.9% and the 91-day Cetes rate was 8.1%.

On February 7, 2019, Banco de México held its first monetary policy meeting of the year and decided to leave the Tasa de Fondeo Bancario (overnight interbank funding rate) unchanged at 8.25%, the rate set on December 20, 2018. The decision was based on the recent evolution of inflation and its main determinants, which have been consistent with their expected trajectories over the medium- and long-term, a decrease in the cyclical position of the economy, and Banco de México’s determination that the current monetary policy stance is in line with the convergence of inflation and its target level.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049

Source: Banco de México.

On March 28, 2019, the peso/dollar exchange rate closed at Ps. 19.3793 = U.S.$1.00, a 1.6% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/dollar exchange rate published by Banco de México on March 26, 2019 (which took effect on the second business day thereafter) was Ps. 19.3500 = U.S.$1.00.

Securities Markets

On March 28, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, closed at 42,942 points, representing a 3.1% increase from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

According to preliminary figures, during 2018, Mexico registered a trade deficit of U.S.$13.7 billion, compared to U.S.$11.0 billion in 2017. This increase in the trade deficit was the net result of a greater non-oil trade surplus and an increased deficit in the oil products trade balance. In addition, oil exports continued to show a decline during the fourth quarter of 2018 and remained at relatively low levels, which resulted from decreased availability of crude oil for exportation and decreases in the average price of Mexican crude oil mix.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2017		2018(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	23,701	U.S.$	30,572
Crude oil		20,023		26,483
Other		3,678		4,089
Non-oil products		385,700		420,000
Agricultural		15,828		16,255
Mining		5,427		6,232
Manufactured goods(2)		364,445		397,514

Total merchandise exports		409,401		450,572

Merchandise imports (f.o.b.)
Consumer goods		57,333		63,111
Intermediate goods(2)		322,022		355,280
Capital goods		41,014		45,885

Total merchandise imports		420,369		464,277

Trade balance	U.S.$	(10,968)	U.S.$	(13,704)

Average export price of Mexican crude oil mix(3)	U.S.$	46.79	U.S.$	61.34

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2017		2018(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(19,401)	U.S.$	(22,186)
Credits		478,695		525,376
Merchandise exports (f.o.b.)		409,775		450,942
Non-factor services		27,643		28,997
Transport		1,904		2,183
Tourism		21,336		22,510
Insurance and pensions		3,742		3,523
Financial Services		352		448
Others		308		334
Primary Income		10,701		11,678
Secondary Income		30,576		33,759
Debits		498,096		547,562
Merchandise imports (f.o.b.)		420,765		464,824
Non-factor services		37,460		37,702
Transport		14,834		15,481
Tourism		10,840		11,300
Insurance and pensions		4,952		4,809
Financial Services		2,171		2,250
Others		4,662		3,862
Primary Income		38,969		43,955
Secondary Income		902		1,081
Capital account		150		(65)
Credit		450		237
Debit		300		301
Financial account		(29,001)		(35,909)
Direct investment		(28,001)		(24,746)
Portfolio investment		(7,271)		(15,226)
Financial derivatives		3,074		401
Other investment		7,962		3,178
Reserve assets		(4,765)		483
International Reserves		(2,575)		934
Valuation Adjustment		2,190		451
Errors and omissions		(9,750)		(13,658)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2018, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S.$22.2 million, a slight increase from the current account deficit in 2017 of 1.7% of GDP, or U.S.$19.4 million. The increase in the current account deficit, as compared to 2017, was principally due to increases in the deficits of the petroleum commercial balance and the primary income account. These increases were partially offset by a greater surplus of the secondary income account, which was the result of record high remittances as well as a greater surplus balance of the non-petroleum commercial balance. In particular, in the current account deficit in the fourth quarter of 2018 was higher than the deficit during the same period of 2017 in the context of a weakening of the global economy and increased trade tensions at a global scale.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S. dollars)
2017	U.S.$	172,802	U.S.$	175,479
2018(4)		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Direct Investment in Mexico

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investments Registry by country of origin, for the periods indicated. The level of foreign direct investment in any period can be affected by especially large transactions.

Table No. 14 – Foreign Direct Investment(1)(2)

(in millions of U.S. dollars, except percentages)

	2014		2015		2016		2017		2018
United States	U.S.$	10,357.4	U.S.$	19,095.8	U.S.$	11,146.7	U.S.$	14,748.7	U.S.$	12,273.7
Canada		2,948.8		1,133.4		2,248.3		2,963.5		3,182.4
Spain		4,485.1		4,057.4		3,528.0		3,369.6		4,127.1
Germany		2,072.8		1,323.0		2,673.7		2,549.3		2,604.4
Japan		2,415.6		2,200.6		1,939.6		2,331.8		2,123.0
France		1,159.3		960.3		559.9		506.8		461.4
United Kingdom		237.5		519.2		421.0		399.9		662.4
Brazil		628.0		1,144.6		911.5		(131.8)		93.9
Switzerland		215.9		307.1		522.8		180.7		556.6
Luxembourg		(19.9)		4.7		9.6		3.4		39.2
Others		1,026.7		238.3		536.7		166.6		68.1

Total	U.S.$	29,591.4	U.S.$	35,863.2	U.S.$	30,865.4	U.S.$	32,090.8	U.S.$	31,604.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investments Commission.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 15 – Budgetary Expenditures; 2018 and 2019 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2017	2018(1)	2018 Budget(2)	2019 Budget(2)
Health	Ps.130.6	Ps.122.2	Ps.122.6	Ps.123.2
Education	297.9	310.4	281.0	300.1
Housing and community development	18.3	21.3	16.8	18.8
Government debt servicing	409.9	467.1	473.1	543.0
CFE and PEMEX debt servicing	123.2	147.9	136.2	154.8
PEMEX	101.1	122.1	110.8	125.1
CFE	22.1	25.9	25.4	29.6

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

From 2013 to 2018, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 81.8%, an average of 10.5% per year. This increase was principally due to an increase in interest rates. In particular, from 2017 to 2018, Mexico’s expenditures devoted to servicing government debt increased by 15.4% to Ps. 615 billion, primarily as a result of increases in interest rates.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget and 2019 Budget.

Table No. 16 – Budgetary Results; 2018 and 2019 Budget Assumptions and Targets

	Actual
	2017(1)	2018(1)	2018 Budget(2)	2019 Budget(2)
Real GDP growth (%)(3)	2.1%	2.0%	2.0-3.0%	1.5-2.5%
Increase in the national consumer price index (%)	6.8%	4.8%	3.0%	3.4%
Average export price of Mexican crude oil mix (U.S.$/barrel)	46.79	61.34	48.50(4)	55.00(4)
Average exchange rate (Ps./$1.00)	18.9	19.3	18.1	20.0
Average rate on 28-day Cetes (%)	6.7%	7.6%	7.0%	8.3%
Public sector balance as % of GDP	(1.1)%	(2.1)%	0.0%	0.0%
Primary balance as % of GDP(5)	1.4%	0.6%	0.9%	1.0%
Current account deficit as % of GDP	(1.7)%	(1.8)%	(1.8)%	(2.2)%

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

(3)	Percent change against corresponding period of prior year.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2018 Revenue Law and the 2019 Revenue Law. Therefore, the approved expenditures level for 2018 and 2019 should not be affected if the weighted average price of crude oil exported by PEMEX for such year falls below the price assumed in the 2018 Budget or 2019 Budget, as applicable.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 17 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2017	2018(2)	2018 Budget(3)	2019 Budget(3)
Budgetary revenues	Ps. 4,947.6	Ps. 5,113.1	Ps. 4,778.3	Ps. 5,298.2
Federal Government	3,838.1	3,871.6	3,584.9	3,952.4
Taxes	2,849.5	3,062.3	2,957.5	3,311.4
Income tax	1,573.8	1,664.6	1,566.2	1,752.5
Value-added tax	816.0	922.2	876.9	995.2
Excise taxes	367.8	347.4	421.8	437.9
Import duties	52.3	65.5	47.3	70.3
Tax on the exploration and exploitation of hydrocarbons	4.3	5.5	4.7	4.5
Export duties	0.0	0.0	0.0	0.0
Other	35.2	57.1	40.5	51.0
Non-tax revenue	988.5	809.3	627.4	641.0
Fees and tolls	61.3	64.3	46.4	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	442.9	541.7	456.8	520.7
Contributions	7.8	9.8	6.4	6.8
Fines and surcharges	476.5	193.4	117.8	67.2
Other	0.1	0.1	0.0	0.0
Public enterprises and agencies	1,109.5	1,241.5	1,193.4	1,345.8
PEMEX	389.8	436.8	423.3	524.3
Others	719.7	804.6	770.0	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 18 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP) (1)

	December 31,
	2017	2018
Historical Balance of Public Sector Borrowing Requirements(2)	45.8%	44.8%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

(2)

Percentage of GDP for 2017 is calculated using the estimated annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

As of December 31, 2018, the Historical Balance of Public Sector Borrowing Requirements represented 44.8% of GDP, a decrease of 1.0 percentage points from the end of 2017. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2017 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table sets forth the Gross and Net Internal Debt of the Public Sector at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Public Sector

(pesos, billions)

	December 31,
	2017		2018
Gross Debt	Ps.	64,485.0	Ps.	70,362.7
By Term
Long-term		59,031.5		64,639.2
Short-term		5,453.5		5,723.5
By User
Federal Government		59,201.7		64,293.4
State Productive Enterprise (PEMEX and CFE)		3,815.6		3,780.7
Development Banks		1,467.8		2,288.5
Financial Assets		1,637.9		1,686.8
Total Net Debt	Ps.	62,847.1	Ps.	68,675.9
Gross Internal Debt/GDP(1)		29.4%		29.9%
Net Internal Debt/GDP(1)(2)		28.7%		29.2%

(1)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

(2)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of March 29, 2019, no debt issued by states and municipalities has been guaranteed by the Government.

The following table sets forth the Gross and Net Internal Debt of the Government at each of the dates indicated:

Table No. 20 – Gross and Net Internal Debt of the Government(1)

	December 31,
	2017		2018(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.5,326.0	90.0%	Ps.5,837.0	90.8%
Cetes	701.6	11.9%	734.5	11.4%
Floating Rate Bonds	471.3	8.0%	548.2	8.5%
Inflation-Linked Bonds	1,397.7	23.6%	1,656.0	25.8%
Fixed Rate Bonds	2,747.9	46.4%	2,890.3	45.0%
STRIPS of Udibonos	7.6	0.1%	7.9	0.1%
Other(3)	594.1	10.0%	592.4	9.2%

Total Gross Debt	Ps.5,920.2	100.0%	Ps.6,429.3	100.0%

Net Debt
Financial Assets(4)	205.9		225.7

Total Net Debt	Ps.5,714.3		Ps.6,203.6

Gross Internal Debt/GDP(5)	27.0%		27.3%
Net Internal Debt/GDP(5)	26.1%		26.3%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria, as these do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 145.1 billion at December 31, 2017 and Ps. 141.8 billion at December 31, 2018 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of December 31, 2018, outstanding gross public sector external debt totaled U.S.$202.4 billion, an approximate U.S.$8.4 billion increase from the U.S.$194.0 billion outstanding on December 31, 2017. Of this amount, U.S.$198.2 billion represented long-term debt and U.S.$4.2 billion represented short-term debt. Net external indebtedness also increased by U.S.$9.0 billion during 2018.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 21 – Summary of Gross External Public Sector Debt by Type(1)

	December 31,
	2017		2018(2)
	(in billions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	91.1	U.S.$	95.8
Long-Term Debt of Budget Controlled Agencies		91.8		94.4
Other Long-Term Public Debt(3)		7.9		8.0

Total Long-Term Debt	U.S.$	190.7	U.S.$	198.2
Total Short-Term Debt		3.3		4.2

Total Long- and Short-Term Debt	U.S.$	194.0	U.S.$	202.4

Table No. 22 – Summary of External Public Sector Debt by Currency(1)

	December 31,
	2017			2018(3)
	(in billions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	148.7	76.7%	U.S.$	152.6	75.4%
Japanese Yen		6.8	3.5		8.1	4.0
Swiss Francs		1.4	0.7		1.5	0.7
Pounds Sterling		3.1	1.6		2.9	1.4
Euro		31.5	16.3		34.8	17.2
Others		2.5	1.3		2.5	1.2

Total	U.S.$	194.0	100%	U.S.$	202.4	100%

Table No. 23 – Net External Debt of the Public Sector(1)

	December 31,
	2017		2018(2)
	(in billions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	192.3	U.S.$	201.3
Gross External Debt/GDP(4)		17.5%		16.9%
Net External Debt/GDP(4)		17.3%		16.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of the end of each year. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(4)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 24 – Gross External Debt of the Government by Currency(1)

	December 31,
	2017			2018
	(in billions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	68.0	74.7%	U.S.$	70.8	73.9%
Japanese Yen		4.7	5.1		5.9	6.1
Swiss Francs		—	—		—	—
Pounds Sterling		2.0	2.2		1.9	2.0
Euros		16.3	17.9		17.2	18.0
Others		19	0.02		20	0.02

Total	U.S.$	91.1	100%	U.S.$	95.8	100%

Table No. 25 – Net External Debt of the Government(1)

	December 31,
	2017		2018
	(in billions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	90.6	U.S.$	95.7
Gross External Debt/GDP(2)		8.2%		8.0%
Net External Debt/GDP(2)		8.2%		8.0%

Table No. 26 – Net Debt of the Government

	December 31,
	2017	2018
Internal Debt	76.1%	76.7%
External Debt(1)	23.9%	23.3%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)

Percentage of GDP for 2017 is calculated using the annual average of GDP calculated in constant pesos with purchasing power as of December 31, 2013. Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines.

Source: Ministry of Finance and Public Credit.

Recent External Securities Offerings and Liability Management Transactions

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.

TAXATION

United States Federal Taxation

The last paragraph under “Taxation—United States Federal Taxation—Market Discount” in the accompanying prospectus is deleted.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of April     , 2019, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the Notes
Deutsche Bank AG, London Branch	€
J.P. Morgan Securities plc	€
Banco Santander, S.A.	€
UBS AG London Branch	€

Total	€

Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Banco Santander, S.A. and UBS AG London Branch are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the public offering price set forth for the notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Certain of the joint lead underwriters are not registered with the U.S. Securities and Exchange Commission as a U.S. registered broker-dealer. To the extent that any such joint lead underwriter intends to effect sales in the United States or to U.S. persons, they will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. laws and regulations.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated November 19, 2018 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next two business days will be required, by virtue of the fact that the notes initially will settle in T+5 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next two succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €            , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €            .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Chile and Singapore that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Chile

NOTICE TO CHILEAN INVESTORS

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) (“Rule 336”), the debt securities may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and Rule 410, dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be provided to prospective investors in Chile:

1.	Date of commencement of the offer;

2.	That the offer of the debt securities is subject to Rule 336;

3.

That the subject matter of the offer is securities not registered with the Securities Registry (Registro de Valores) of the CMF, nor with the Foreign Securities Registry (Registro De Valores Extranjeros) of the CMF, hence, the debt securities are not subject to the oversight of the CMF;

4.	Because the debt securities are not registered in Chile, there is no obligation by Mexico to deliver public information about the debt securities in Chile; and

5.	That the debt securities will not be subject to public offering in Chile unless registered with the relevant securities registry of the CMF.

INFORMACIÓN A LOS INVERSIONISTAS CHILENOS

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma De Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero (la “CMF”), los valores pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados,” a los que se refiere la NCG 336 y que se definen como tales en la Norma De Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas en Chile de conformidad con la NCG 336:

1.	Fecha del comienzo de la oferta;

2.	Que la oferta se encuentra acogida a la NCG 336;

3.

Que la oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

4.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte de Mexico de entregar en Chile información pública sobre estos valores; y

5.	Que los valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro De Valores correspondiente de la CMF.

Singapore

This prospectus supplement has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transfered within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i) (B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	pursuant to Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT

AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG PAYING AGENT, TRANSFER AGENT AND LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040